                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No.____________)*


                             St. Jude Medical, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     common stock, par value $.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   790849103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Jeffrey M. Elliott
                            Executive Vice President
                          Iridian Asset Management LLC
                               276 Post Road West
                            Westport, CT 06880-4704
                                  203-341-9009
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 23, 1998

--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 15 Pages

CUSIP No. 790849103           Schedule 13D             Page 2 of 15 Pages


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Iridian Asset Management LLC


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          OO
          See Item 3


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             4,310,980
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       4,310,980

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,310,980

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.1%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


          IA

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 790849103           Schedule 13D             Page 3 of 15 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          LC Capital Management, LLC


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          OO
          See Item 3


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             4,310,980
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       4,310,980

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,310,980

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.1%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


          HC

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 790849103           Schedule 13D             Page 4 of 15 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          CL Investors, Inc.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          OO
          See Item 3


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             4,310,980
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       4,310,980

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,310,980

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.36%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


          HC

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 790849103           Schedule 13D            Page 5 of 15 Pages


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          David L. Cohen


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          PF
          OO
          See Item 3


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Connecticut

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            3,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             4,513,200
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             3,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       4,513,200

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,516,200

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.4%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


          IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 790849103           Schedule 13D            Page 6 of 15 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Harold J. Levy


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

          OO
          See Item 3


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

          Connecticut

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             4,513,200
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       4,513,200

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,513,200

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.4%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


          IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 790849103           Schedule 13D               Page 7 of 15 Pages



Item 1.  Security and Issuer

     This statement relates to the common stock, par value $.10 per share (the "Common Stock"), of St. Jude Medical, Inc. (the "Issuer"). The Issuer's principal executive offices are located at One Lillehei Plaza, St. Paul, MN 55117.


Item 2.  Identity and Background

     This filing is being made jointly by Iridian Asset Management LLC, LC Capital Management, LLC, CL Investors, Inc., David L. Cohen and Harold J. Levy.

     Iridian Asset  Management LLC is an investment  adviser  registered  under section 203 of the Investment Advisers Act of 1940.

     LC Capital Management, LLC owns 72.5% of the outstanding limited liability company interest of Iridian Asset Management LLC, and may be deemed to have the power to vote and to dispose of the shares owned by Iridian Asset Management LLC.

     CL Investors, Inc. owns 96% of the outstanding limited liability company interest of LC Capital Management, LLC, and may be deemed to have the power to vote and to dispose of the shares owned by Iridian Asset Management LLC.

     David L. Cohen owns 50% of the outstanding common shares of CL Investors, Inc. He also is an employee of Arnhold & S. Bleichroeder Advisers, Inc. ("A&SB Advisers"), an investment adviser registered under section 203 of the Investment Advisers Act of 1940. A&SB Advisers acts as the investment adviser to First Eagle Fund of America, an open-end non-diversified mutual fund ("First Eagle") which is a separate series or portfolio of First Eagle Trust, an investment company registered under the Investment Company Act of 1940. To Mr. Cohen's knowledge, pursuant to the terms of the investment advisory agreement between A&SB Advisers and First Eagle, A&SB Advisors has the authority, for and in the name of First Eagle, to vote and to dispose of shares owned by First Eagle. Pursuant to an employment agreement with A&SB Advisers, Mr. Cohen is employed, as is Harold J. Levy, to perform its investment advisory duties and functions with respect to First Eagle. Based upon the terms of his employment agreement, Mr. Cohen may be deemed to have ownership, and the power to vote and to dispose, of the shares owned by First Eagle. Mr. Cohen individually disclaims the beneficial ownership of such shares.

     Harold J. Levy owns 50% of the outstanding common shares of CL Investors, Inc. He also is an employee of A&SB Advisers. A&SB Advisers acts as the investment adviser to First Eagle. To Mr. Levy's knowledge, pursuant to the terms of the investment advisory agreement between A&SB Advisers and First Eagle, A&SB Advisors has the authority, for and in the name of First Eagle, to vote and to dispose of shares owned by First Eagle. Pursuant to an employment agreement with A&SB Advisers, Mr. Levy is employed, as is David L. Cohen, to perform its investment advisory duties and functions with respect to First Eagle. Based upon the terms of his employment agreement, Mr. Levy may be deemed to have ownership, and the power to vote and to dispose, of the shares owned by First Eagle. Mr. Levy individually disclaims the beneficial ownership of such shares.

     Neither Iridian Asset Management LLC, LC Capital Management, LLC nor CL Investors, Inc. has the power or authority, direct or indirect, to vote or to dispose of any shares owned by First Eagle.

CUSIP No. 790849103           Schedule 13D             Page 8 of 15 Pages


(a)  Name of Person Filing:

     Iridian Asset Management LLC

(b)  State of Organization:

     Delaware

(c)  Address of Principal Business Office, and Principal Business:

     276 Post Road West
     Westport, CT 06880-4704

     Principal   Business:

     An  investment   adviser   registered  with  the  Securities  and  Exchange
Commission.

(d)  Criminal Convictions:        None

(e)  Civil Proceedings:           None



(a)  Name of Person Filing:

     LC Capital Management, LLC

(b)  State of Organization:

     Delaware

(c)  Address of Principal Business Office, and Principal Business:

     c/o Iridian Asset Management LLC
     276 Post Road West
     Westport, CT 06880-4704

     Principal   Business:

     A holding company.

(d)  Criminal Convictions:        None

(e)  Civil Proceedings:           None



(a)  Name of Person Filing:

     CL Investors, Inc.

(b)  State of Organization:

     Delaware

(c)  Address of Principal Business Office, and Principal Business:

     c/o Iridian Asset Management LLC
     276 Post Road West
     Westport, CT 06880-4704

     Principal   Business:

     Investments.

(d)  Criminal Convictions:        None

(e)  Civil Proceedings:           None

CUSIP No. 790849103           Schedule 13D             Page 9 of 15 Pages


(a)  Name of Person Filing:

     David L. Cohen

(b)  Business Address:

     c/o Iridian Asset Management LLC
     276 Post Road West
     Westport, CT 06880-4704

(c)  Principal Occupation and Employer Information:

     Portfolio Manager

     Employer's Address of Principal Business Office, and Principal Business:

     276 Post Road West
     Westport, CT 06880-4704

     Principal Employer Business:

     An  investment   adviser   registered  with  the  Securities  and  Exchange
Commission.

(d)  Criminal Convictions:        None

(e)  Civil Proceedings:           None


(a)  Name of Person Filing:

     Harold J. Levy

(b)  Business Address:

     c/o Iridian Asset Management LLC
     276 Post Road West
     Westport, CT 06880-4704

(c)  Principal Occupation and Employer Information:

     Portfolio Manager

     Employer's Address of Principal Business Office, and Principal Business:

     276 Post Road West
     Westport, CT 06880-4704

     Principal Employer Business:

     An  investment   adviser   registered  with  the  Securities  and  Exchange
Commission.

(d)  Criminal Convictions:        None

(e)  Civil Proceedings:           None

CUSIP No. 790849103           Schedule 13D           Page 10 of 15 Pages


Item 3.  Source and Amount of Funds or Other Consideration

     Iridian Asset Management LLC is as an investment adviser registered with the Securities and Exchange Commission. Iridian's advisory clients provided funds of approximately $145,229,401 (including brokerage commissions) to purchase the shares being reported by Iridian.

     First Eagle is an open-end non-diversified mutual fund which is a separate series or portfolio of First Eagle Trust, an investment company registered under the Investment Company Act of 1940. First Eagle used funds of approximately $9,351,921 (including brokerage commissions) to purchase the 293,200 shares being reported by Messrs. Cohen and Levy.

     Mr. Cohen used personal funds of $90,930 (including brokerage commissions) to purchase the shares being reported as owned solely by him.



Item 4.  Purpose of Transaction

     The securities covered in this Statement initially were acquired for the purpose of investment.

     Iridian has been extremely disappointed in the financial performance of the Issuer and in the inability of the Issuer's management to integrate successfully the Issuer's 1996 acquisitions of Telectronics and Ventritex. Accordingly,
Iridian believes the Issuer should consider various alternatives to maximize shareholder value, including, without limitation, a change in the management of the Issuer, and/or a sale or merger of the Issuer. Although Iridian does not have a specific proposal at this time, it intends to contact members of the Issuer's board of directors and other shareholders to express its concerns and share its views.

     Iridian may decide to purchase on behalf of its advisory clients additional shares of the Common Stock of the Issuer. In addition, Iridian may cause its advisory clients to dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws. Iridian's advisory clients reserve the right to exercise any and all of their respective rights as a shareholder of the Issuer in a manner consistent with their equity interests.

     Messrs. Cohen and Levy individually may, and as employees of A&SB Advisors, may cause First Eagle to, purchase additional shares of the Common Stock of the Issuer. In addition, Messrs. Cohen and Levy individually may, and as employees of A&SB Advisors, may cause First Eagle to, dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws. Messrs. Cohen and Levy individually, and as employees of A&SB Advisors with respect to First Eagle, reserve the right to exercise any and all of their respective rights as a shareholder of the Issuer in a manner consistent with their equity interests.

     Other than as described above, no reporting person has any current plans or proposals which relate to or would result in:

(1) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(3) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(4) any change in the present board of directors or management of the issuer, including any plans or proposals or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(5) any material change in the present capitalization or dividend policy of the Issuer;

(6) any other material change in the Issuer's business or corporate structure;

(7) changes in the Issuer's charter, by-laws, instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered securities association;

(9) a class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(10) any action similar to any of those enumerated above.

CUSIP No. 790849103           Schedule 13D          Page 11 of 15 Pages


Item 5.  Interest in Securities of the Issuer

(a) - (b)

The percent of class is based upon 84,165,410 shares of common stock issued and outstanding of the Issuer, as reported on its Form 10-Q for the quarter ended June 30, 1998.


For Iridian Asset Management LLC:

(a) Amount Beneficially Owned:                                        4,310,980
(b) Percent of Class:                                                     5.1%
(c) Number of shares as to which such person has:
     (i)     sole power to vote or to direct the vote:                        0
     (ii)    shared power to vote or to direct the vote:              4,310,980
    (iii)   sole power to dispose or to direct the disposition of:            0
     (iv)    shared power to dispose or to direct the disposition of: 4,310,980


For LC Capital Management, LLC:

The Amount Beneficially Owned being reported by LC Capital Management, LLC includes all shares owned by Iridian Asset Management LLC which LC Capital Management, LLC, as a member owning 72.5% of the limited liability company interest of Iridian Asset Management LLC, may be deemed, indirectly, to have ownership, and the power to vote and to dispose of such shares. See Item 2.

(a) Amount Beneficially Owned:                                        4,310,980
(b) Percent of Class:                                                     5.1%
(c) Number of shares as to which such person has:
     (i)     sole power to vote or to direct the vote:                        0
     (ii)    shared power to vote or to direct the vote:              4,310,980
     (iii)   sole power to dispose or to direct the disposition of:           0
     (iv)    shared power to dispose or to direct the disposition of: 4,310,980


For CL Investors, Inc.:

The Amount Beneficially Owned being reported by CL Investors, Inc. includes all shares owned by Iridian Asset Management LLC which CL Investors, Inc., as a member owning 96% of the limited liability company interest of LC Capital Management, LLC, may be deemed, indirectly, to have ownership, and the power to vote and to dispose of such shares. See Item 2.

(a) Amount Beneficially Owned:                                        4,310,980
(b) Percent of Class:                                                     5.1%
(c) Number of shares as to which such person has:
     (i)     sole power to vote or to direct the vote:                        0
     (ii)    shared power to vote or to direct the vote:              4,310,980
     (iii)   sole power to dispose or to direct the disposition of:           0
     (iv)    shared power to dispose or to direct the disposition of: 4,310,980

CUSIP No. 790849103           Schedule 13D           Page 12 of 15 Pages


For David L. Cohen:

The Amount Beneficially Owned being reported by Mr. Cohen includes 293,200 shares owned by First Eagle. Mr. Cohen, based upon his employment agreement with Arnhold & S. Bleichroeder Advisers, Inc., may be deemed to have voting and dispositive power over these shares. See Item 2.

(a) Amount Beneficially Owned:                                        4,516,200
(b) Percent of Class:                                                     5.4%
(c) Number of shares as to which such person has:
     (i)     sole power to vote or to direct the vote:                    3,000
     (ii)    shared power to vote or to direct the vote:              4,513,200
     (iii)   sole power to dispose or to direct the disposition of:       3,000
     (iv)    shared power to dispose or to direct the disposition of: 4,513,200

For Harold J. Levy:

The Amount Beneficially Owned being reported by Mr. Levy includes 293,200 shares owned by First Eagle. Mr. Levy, based upon his employment agreement with Arnhold & S. Bleichroeder Advisers, Inc., may be deemed to have voting and dispositive power over these shares. See Item 2.

(a) Amount Beneficially Owned:                                        4,513,200
(b) Percent of Class:                                                     5.4%
(c) Number of shares as to which such person has:
     (i)     sole power to vote or to direct the vote:                        0
     (ii)    shared power to vote or to direct the vote:              4,513,200
     (iii)   sole power to dispose or to direct the disposition of:           0
     (iv)    shared power to dispose or to direct the disposition of: 4,513,200



(c) Transactions in the shares of Common Stock within the past sixty days are as follows:

By Iridian Asset Management LLC:

Date           Buy/Sell            No. of Shares            Price per Share

9/16/98        Buy                 161,100                  $22.2337
9/17/98        Buy                  51,900                  $24.1532
10/1/98        Buy                  21,800                  $22.0780
10/2/98        Buy                  69,600                  $21.8454
10/2/98        Buy                     500                  $22.0000
10/15/98       Buy                  15,300                  $20.8354
10/20/98       Sell                     20                  $23.4490

By First Eagle:

Date           Buy/Sell            No. of Shares            Price per Share

9/16/98        Buy                  13,900                  $22.2337
9/17/98        Buy                  40,300                  $24.1532
10/1/98        Buy                   3,200                  $22.0780
10/2/98        Buy                   5,400                  $21.8454
10/8/98        Sell                 24,800                  $19.8987


All transactions were effected on the open market.

(d) All of the shares purchased by Iridian Asset Management LLC were purchased for the accounts of its investment management clients. All of the shares purchased by First Eagle were purchased for its own account. All of the shares purchased by Mr. Cohen were purchased for his own account.

CUSIP No. 790849103           Schedule 13D           Page 13 of 15 Pages


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.


Item 7.  Material to be Filed as Exhibits

     Schedule A - Joint Filing Agreement

CUSIP No. 790849103           Schedule 13D           Page 14 of 15 Pages


                                   SIGNATURE.


     After reasonable inquiry and to the best of its or his knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: October 23, 1998

                                   IRIDIAN ASSET MANAGEMENT LLC

                         By:           /s/ Jeffrey M. Elliott
                                   ----------------------------------
                                   Jeffrey M. Elliott, Executive Vice President


                                   LC CAPITAL MANAGEMENT, LLC

                         By:           /s/ Jeffrey M. Elliott
                                   ----------------------------------
                                   Jeffrey M. Elliott, Executive Vice President


                                   CL INVESTORS, INC.

                         By:           /s/ Jeffrey M. Elliott
                                   ----------------------------------
                                   Jeffrey M. Elliott, President


                         By:           /s/ David L. Cohen
                                   ----------------------------------
                                   David L. Cohen, individually


                         By:           /s/ Harold J. Levy
                                   ----------------------------------
                                   Harold J. Levy, individually